Exhibit 99.1

form 51-102F3

MATERIAL CHANGE REPORT

Section 7.1 of National Instrument 51-102
Continuous Disclosure Obligations

Item 1:	Name and Address of Company

Nuvei Corporation (the "Company" or "Nuvei")

1100 René-Lévesque W., suite 900

Montréal, Quebec

H3B 4N4

Item 2:	Date of Material Change

January 9, 2023.

Item 3:	News Release

A news release relating to the material change referred to herein was disseminated over Globe Newswire and filed on SEDAR at www.sedar.com under the Company's issuer profile on January 9, 2023.

Item 4:	Summary of Material Change

On January 9, 2023, the Company announced that it had entered into a definitive agreement (the "Merger Agreement") pursuant to which Nuvei will acquire all of the issued and outstanding common shares of Paya Holdings Inc. ("Paya") in an all-cash transaction at a price of $9.75 per share for total consideration of approximately $1.3 billion.

Item 5:	Full Description of Material Change

On January 9, 2023, the Company announced that it had entered into the Merger Agreement pursuant to which Nuvei will acquire all of the issued and outstanding common shares of Paya in an all-cash transaction at a price of $9.75 per share for total consideration of approximately $1.3 billion.

The transaction has been unanimously approved by each party's board of directors, and the board of directors of Paya intends to recommend the transaction to Paya's stockholders. Pursuant to the terms of the agreement, Nuvei will commence a tender offer to acquire all outstanding shares of Paya for $9.75 per share in cash (approximately $1.3 billion of enterprise value for Paya). The closing of the tender offer will be subject to certain conditions, including the tender of shares representing at least a majority of the total number of Paya's outstanding shares, the expiration or termination of the antitrust waiting period, and other customary conditions. Following the successful completion of the tender offer, Nuvei will acquire all remaining shares not tendered in the tender offer through a second-step merger at the same price. The transaction is expected to close by the end of the first quarter of 2023.

The purchase price represents a 25% premium to the January 6, 2023 closing price and a 30% premium to the 90-day volume-weighted average share price.

Nuvei expects to finance the acquisition with a combination of cash on hand, an existing credit facility and a new committed $600 million first lien secured credit facility (the "New Credit Facility").

An investment fund affiliated with GTCR LLC has entered into a tender and support agreement pursuant to which it has agreed, among other things, to tender its Paya shares pursuant to the tender offer, subject to certain conditions. This stockholder currently represents approximately 34% of the outstanding shares of Paya's common stock.

The Merger Agreement also includes customary termination provisions for both Nuvei and Paya, and provides that, in connection with the termination of the Merger Agreement under specified circumstances, including termination by Paya to accept and enter into an agreement with respect to a superior proposal, Paya will pay Nuvei a termination fee of approximately $38 million.

All dollar amounts set forth in this material change report are in United States dollars.

Forward-Looking Information

This material change report contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information is identified by the use of terms and phrases such as "may", "would", "should", "could", "expect", "intend", "estimate", "anticipate", "plan", "foresee", "believe", or "continue", the negative of these terms and similar terminology, including references to assumptions, in each case as they relate to the Company, Paya or the combined business following the proposed transaction, although not all forward-looking information contains these terms and phrases. Particularly, statements relating to the proposed transaction and its expected consummation, the conditions precedent to the closing of the proposed transaction, the New Credit Facility, available liquidities/cash on hand, the attractiveness of the proposed transaction from a financial perspective in various financial metrics; expectations regarding anticipated cost savings and synergies; the strength, complementarity and compatibility of the Paya business with Nuvei's existing business; other anticipated benefits of the proposed transaction; Nuvei's business outlook, objectives, development, plans, growth strategies and other strategic priorities; Nuvei's estimated position and strengths in integrated payments, B2B and global eCommerce; the estimated size of addressable markets; and statements relating to Nuvei's future growth, results of operations, performance, business, prospects and opportunities, the expected synergies to be realized and certain expected financial ratios; expectations regarding revenue synergies, up-selling and cross-selling opportunities and intention to capture an increasing share of addressable markets, and other statements that are not historical facts constitute forward-looking information. The Russia and Ukraine conflict, including potential impacts of sanctions, may also heighten the impact of certain factors described herein.

In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking information is based on management's beliefs and assumptions and on information currently available to management, including, among other things, assumptions about the satisfaction of all closing conditions (such as regulatory approval for the proposed transaction and the tender of at least a majority of the outstanding shares of common stock of Paya) and the successful completion of the proposed transaction within the anticipated timeframe; Nuvei's ability to retain and attract new business, achieve synergies and strengthen its market position arising from successful integration plans relating to the proposed transaction; Nuvei's ability to otherwise complete the integration of the Paya business within anticipated time periods and at expected cost levels; Nuvei's ability to attract and retain key employees in connection with the proposed transaction; management's estimates and expectations in relation to future economic and business conditions and other factors in relation to the proposed transaction and resulting impact on growth in various financial metrics; assumptions regarding foreign exchange rate, competition, political environment and economic performance of each region where Nuvei and Paya operate; the realization of the expected strategic, financial and other benefits of the proposed transaction in the timeframe anticipated; and the absence of significant undisclosed costs or liabilities associated with the proposed transaction.

Although the forward-looking information contained herein is based upon what the Company believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond Nuvei’s control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, Nuvei's inability to successfully integrate the Paya business upon completion of the proposed transaction; the possible delay or failure to satisfy the conditions to the closing of the proposed transaction; legal proceedings that may be instituted related to the Merger Agreement; the risk that the proposed transaction may not be completed in a timely manner, or at all; the potential failure to obtain the regulatory approvals in a timely manner, or at all; the potential failure to realize anticipated benefits from the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreement, including as a result of a superior proposal; Nuvei or Paya being adversely impacted during the pendency of the proposed transaction; change of control and other similar provisions and fees, and the risk factors described in greater detail under "Risk Factors" of the Company's annual information form filed on March 8, 2022 (the "AIF") and Paya's most recent Annual Report on Form 10-K for the year ended December 31, 2021 and Quarterly Reports on Form 10-Q. The foregoing list is not exhaustive and other unknown or unpredictable factors could also have a material adverse effect on the performance or results of the Company, Paya or the combined business following completion of the proposed transaction. There is no certainty, nor can the Company provide any assurance, that the conditions to closing of the proposed transaction will be satisfied or, if satisfied, when they will be satisfied. If the proposed transaction is not completed for any reason, there is a risk that the announcement of such transaction and the dedication of substantial resources of the Company and Paya to the completion thereof could have a negative impact on the Company's and Paya's operating results and business generally, and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company and Paya. In addition, failure to complete the proposed transaction for any reason could materially negatively impact the market price of the Company's and Paya's securities. The Company and Paya have also incurred significant transaction and related costs in connection with the proposed transaction, and additional significant or unanticipated costs may be incurred.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that the Company anticipates will be realized or, even if substantially realized, that they will have the expected consequences or effects on Nuvei’s business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents Nuvei’s expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, the Company and Paya disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None.

Item 8:	Executive Officer

For further information, please contact:

Anthony Gerstein
Vice President, Head of Investor Relations
anthony.gerstein@nuvei.com

Item 9:	Date of Report

January 17, 2023.